Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-123907

PROSPECTUS

VERILINK CORPORATION

11551 E. Arapahoe Rd., Suite 150
Centennial, CO 80112-3833
(303) 968-3000

6,748,470 Shares of Common Stock

     The selling stockholders listed beginning on page 12 are offering up to 6,748,470 shares of Verilink Corporation common stock, which includes shares of common stock issuable to the selling stockholders upon the conversion of, or as payment of interest upon, senior secured convertible notes and shares of common stock issuable to the selling stockholders upon the exercise of warrants to purchase common stock. We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders.

     Our common stock is listed on the Nasdaq National Market under the trading symbol VRLK. On April 8, 2005, the last sale price of our common stock as reported on the Nasdaq National Market was $1.92 per share. You are urged to obtain current market quotations for our common stock.

     The selling stockholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. See “Plan of Distribution” beginning on page 14 for more information about how the selling stockholders may sell their shares of common stock.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. SEE THE SECTIONS ENTITLED “FACTORS AFFECTING FUTURE RESULTS” IN THE DOCUMENTS WE FILE WITH THE SECURITIES AND EXCHANGE COMMISSION THAT ARE INCORPORATED BY REFERENCE IN THIS PROSPECTUS FOR CERTAIN RISKS AND UNCERTAINTIES THAT YOU SHOULD CONSIDER, AS WELL AS “RISK FACTORS” BEGINNING ON PAGE 2 OF THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is April 18, 2005.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or the SEC. You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. The selling stockholders are offering to sell the shares, and seeking offers to buy the shares, only in jurisdictions where offers and sales are permitted. You should not assume that the information we have included in this prospectus or any prospectus supplement is accurate as of any date other than the dates shown in these documents or that information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of our common stock. Such information may have changed since that date.

Verilink and the Verilink logo are registered trademarks of Verilink Corporation. All other trademarks or registered trademarks are the property of the respective owners. Unless otherwise indicated in this prospectus or the context otherwise requires, all references in this prospectus to “Verilink,” the “Company,” “us,” “our,” or “we,” are to Verilink Corporation, a Delaware corporation, and its subsidiaries. All references in this prospectus to “Larscom” are to Larscom Incorporated, a wholly-owned subsidiary of Verilink, and its subsidiaries.

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SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Our disclosure and analysis in this prospectus and any prospectus supplement, including information incorporated by reference, may include forward-looking statements based on our current expectations, assumptions, estimates and projections that are subject to risks and uncertainties. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. All statements other than statements of historical facts included in, or incorporated into, this prospectus or any prospectus supplement that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements.

These forward-looking statements are based on our expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we do not know whether our expectations will prove correct. Any or all of our forward-looking statements in or incorporated into this prospectus or any prospectus supplement may not be correct. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in or incorporated into this prospectus or any prospectus supplement will be important in determining future results. Actual future results may vary materially. Because of these factors, we caution that investors should not place undue reliance on any of our forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and except as required by law we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

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PROSPECTUS SUMMARY

VERILINK CORPORATION

     We provide telecommunications products that address the voice and data integrated access, wireline service delivery and wireless infrastructure markets. We develop, manufacture, and market integrated access devices, centralized access systems, and infrastructure service enabling equipment for network service providers, enterprise customers, and original equipment manufacturer partners. These products are deployed worldwide as targeted solutions for applications involving voice over IP, voice over ATM, wireless backhaul aggregation, Frame Relay, point-to-point services, Internet protocol (or IP) access routing, and the evolving transition from time-division multiplexing to IP. Our customers include Regional Bell Operating Companies, interexchange carriers, incumbent local exchange carriers, competitive local exchange carriers, international post, telephone, and telegraph administrations, wireless service providers, equipment vendors, enterprise customers, and various local, state, and federal government agencies. Verilink was founded in California in 1982 and was reincorporated in Delaware in 1986. Our principal executive offices are located at 11551 E. Arapahoe Rd., Suite 150, Centennial, CO 80112, and our telephone number is (303) 968-3000. Our website address is “www.verilink.com.” We do not incorporate the information on our website into this prospectus, and you should not consider it part of this prospectus.

PRIVATE PLACEMENT

     On March 20, 2005, we issued and sold in a private placement an aggregate of $10,000,000 in principal amount of senior secured convertible notes, warrants to purchase up to 830,563 shares of the Company’s common stock, and additional investment rights to purchase up to an aggregate of $5,000,000 in principal amount of additional senior secured convertible notes. This prospectus covers the offer and sale by the selling stockholders of up to 6,748,470 shares of our common stock, which includes 150% of the sum of (i) the number of shares of common stock issuable as interest on the convertible notes based upon certain assumptions, (ii) the number of shares of common stock initially issuable upon conversion of the convertible notes, and (iii) the number of shares of common stock initially issuable upon exercise of the warrants. Throughout this prospectus, when we refer to the shares of our common stock being registered on behalf of the selling stockholders, we are referring to the note shares and the warrant shares. Subject to certain limitations described in “Selling Stockholders” below, the warrants are exercisable at any time in whole or in part beginning September 21, 2005 and ending March 21, 2010 at an initial exercise price of $3.41, subject to adjustment as provided therein.

THE OFFERING

Securities Offered	Common Stock, $0.01 par value per share

Number of shares of Common Stock being offered	6,748,470 shares

Common Stock authorized and outstanding after this offering	29,672,563 shares (1)

Use of Proceeds	We will not receive any proceeds from the sale of shares in this offering

Nasdaq National Market Symbol	VRLK

(1)	The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of April 8, 2005, plus the 6,748,470 shares issuable pursuant to the senior secured convertible notes and the warrants, and excludes (each as of April 8, 2005):

•	5,858,469 shares subject to options outstanding under our stock option plans at a weighted average exercise price of $2.9631 per share; and

•	648,053 additional shares issuable under our stock option plans.

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RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the specific factors listed below together with the other information included in this prospectus or incorporated by reference in this prospectus, including our financial statements and related notes, before you decide whether to purchase shares of our common stock. The risks described below are not the only risks facing our company. Additional risks and uncertainties, including those that are not yet identified or that we currently think are immaterial, may also adversely affect our business, results of operations and financial condition. The market price of our common stock could decline due to any of these risks, and you could lose all or part of your investment.

Risks Related to our Business

Our Former Independent Registered Public Accounting Firm’s report includes a “going concern” explanatory paragraph.

     Our former independent registered public accounting firm has included in its report on our consolidated financial statements for the fiscal year ended July 2, 2004, a going concern explanatory paragraph, which states that we have uncertain revenue streams and a low level of liquidity that raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our ability to continue as a going concern is dependent upon our ability to obtain adequate financing and achieve a level of revenues and cash flow adequate to support our capital and operating requirements. If we do not effectively manage our working capital or achieve targeted cost savings as contemplated in our management’s operating plan, we may need to implement additional cost containment measures, seek additional financing, and/or seek to renegotiate our contractual obligations. This uncertainty may cause our stock price to fall and impair our ability to raise additional capital, if necessary. This uncertainty may create a concern among our current and future customers and vendors as to whether we will be able to fulfill our contractual obligations. As a result, current and future customers may determine not to do business with us, or only do so on less favorable terms, which would cause our revenues to decline. Employee concern about the future of the business and their continued prospects for employment may cause them to seek employment elsewhere, depriving us of the human capital we need to be successful.

We are dependent on continued market acceptance of legacy products, acquired products, recently introduced products and new product development.

     Our future results of operations are dependent on market acceptance of existing and future applications for our existing products, products that we have acquired and new products in development. Historically, the majority of sales were provided by our legacy products, primarily the AS2000 product line. The Miniplex product line acquired from Terayon Communication Systems, Inc., or Terayon, can also be classified as a legacy product. Although we anticipate that net sales from legacy products will continue to decline, significant quarterly fluctuations in the sales levels are possible.

     We have planned for some time for the eventual decline in sales of legacy products. Sales of the AS2000 have significantly declined in recent quarters and are expected to further decline in the future. Reduced legacy sales will impact our results of operations in the near-term, and sales of new products may be at lower levels and at lower profit margins than those experienced with respect to our legacy products.

     Market acceptance of our products is dependent on a number of factors, not all of which are in our control, including the continued growth in the use of bandwidth intensive applications, continued deployment of new telecommunications services such as voice over IP (VoIP), market acceptance of integrated access devices and packetized voice systems in general, the availability and price of competing products and technologies, and the success of our sales and marketing efforts. Failure of our products to achieve market acceptance or our failure to introduce new products in a timely manner could cause companies to purchase products from competitors and reduce our net sales, which may cause our stock price to decline.

     New products may require additional development work, enhancement and testing or further refinement before we can make them commercially available. We have, in the past, experienced delays in the introduction of new products, product applications and enhancements due to a variety of internal factors, such as reallocation of priorities, difficulty in hiring sufficient qualified personnel and unforeseen technical obstacles, as well as changes in customer requirements. Such delays have deferred the receipt of revenue from the products involved. If our products have performance, reliability or quality shortcomings, we may experience reduced orders, higher manufacturing costs, delays in collecting accounts receivable and additional warranty and service expenses.

     We expect revenues from sales of our current products to decline over time as a result of decreased demand and pricing pressure. Therefore, our future operating results are highly dependent on market acceptance of recently-introduced

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products and products that may be introduced in the future. There can be no assurance that such products will achieve widespread market acceptance, and, in fact, some other products we or Larscom introduced in recent years have failed to meet our sales expectations. The industry-wide telecommunications equipment downturn caused sales of new products to be well below expectations. We have, in the past, experienced delays and changes in course in the development of new products and the enhancement of existing products, and such delays and changes in course may occur in the future. Our inability to develop and introduce new products or product versions in a timely manner, due to resource constraints or technological or other reasons, or to achieve timely and widespread market awareness and acceptance of our new products or releases, would have a material adverse effect on our net sales and the market share of our products.

     We currently have limited resources to invest in the development and marketing of new products. If we do not substantially meet our operating plan, we may need to implement further cost reductions that could adversely affect our ability to develop and market new products.

There are risks associated with our acquisitions, potential acquisitions and joint ventures.

     An important element of our strategy is to seek acquisition prospects and joint venture opportunities that we believe will complement our existing product offerings, augment our market coverage and customer base, enhance our technological capabilities or offer revenue and profit growth opportunities. We acquired all of the outstanding stock of Larscom on July 28, 2004, for approximately 5,948,652 shares of our common stock. We acquired all of the outstanding stock of XEL Communications, Inc., or XEL, on February 5, 2004, for approximately $17.65 million, consisting of $7.65 million in cash and a $10 million convertible promissory note. In July 2003, we acquired the Miniplex product line from Terayon for up to $982,000, plus the assumption of service and warranty obligations for the Miniplex product line, and purchased Terayon’s Miniplex related inventories totaling approximately $2,100,000 on the earlier of the date used or December 31, 2004. In January 2003, we acquired the net assets used in and directly relating to Polycom, Inc.’s line of NetEngine integrated access devices for up to $3 million, plus the assumption of service and warranty obligations for existing NetEngine customers as of the closing of the acquisition. Further transactions of this nature could result in potentially dilutive issuance of equity securities, use of cash and/or the incurring of debt and the assumption of contingent liabilities.

     Acquisitions entail numerous costs, challenges and risks, including difficulties in the assimilation of acquired operations, technologies, personnel and products and the retention of existing customers and strategic partners, diversion of management’s attention from other business concerns, risks of entering markets in which we have limited or no prior experience and potential loss of key employees of acquired organizations. Other risks include the potential strain on the combined companies’ financial and managerial controls and reporting systems and procedures, greater than anticipated costs and expenses related to restructuring, including employee severance or relocation costs and costs related to vacating leased facilities, and potential unknown liabilities associated with the acquired entities. Joint ventures entail risks such as potential conflicts of interest and disputes among the participants, difficulties in integrating technologies and personnel, and risks of entering new markets. No assurance can be given as to our ability to successfully integrate the businesses, products, technologies or personnel acquired in past acquisitions or those of other entities that may be acquired in the future or to successfully develop any products or technologies that might be contemplated by any future joint venture or similar arrangement. A failure to integrate the Larscom or XEL businesses or the Miniplex and NetEngine product lines or to integrate future potential acquisitions could result in our failure to achieve our costs savings and revenue growth objectives associated with acquisitions, or recover costs associated with these acquisitions, which could reduce our ability to achieve profitability cause the market price of our common stock to fall.

Our results and performance are dependent on a limited customer base.

     A small number of customers have historically accounted for a majority of our sales, as well as the historical sales of XEL and Larscom. We expect a majority of future sales to continue to be from a small number of customers. While we are trying to diversify our customer base through the acquisitions of product lines and companies that have relationships with other customers, there can be no assurance that our strategy will be successful, and we may continue to experience quarter to quarter fluctuations based on the unpredictable ordering patterns of a limited customer base. There can be no assurance that our current customers will continue to place orders with us, that orders by existing customers will continue at the levels of previous periods, or that we will be able to obtain orders from new customers. The economic climate and conditions in the telecommunication equipment industry are expected to remain unpredictable through the end of fiscal 2005 and beyond.

     Sales for a given quarter generally depend on orders received from, and product shipments to, a limited number of customers. Sales to individual large customers are often related to the customer’s specific equipment deployment projects, the timing of which are subject to change on limited notice, in addition to changes in our customers’ business conditions and the effect of competitors’ product offerings. We have in the past experienced both increases and decreases in orders related to such projects, causing changes in the sales level of a given quarter relative to both the preceding and subsequent quarters. Since most of our sales are in the form of large orders with short delivery times to a limited number of customers, our backlog from

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the Larscom acquisition and consequently our ability to predict revenues will continue to be limited. In addition, announcements by us or our competitors of new products and technologies could cause customers to defer, limit or stop purchases of our products. In the event that we lose one or more of our large customers, anticipated orders from major customers fail to materialize, or delivery schedules are deferred or canceled as a result of the above described factors, or other unanticipated factors, our business and operating results would be materially adversely affected.

     As a result of the downturn in the telecommunications industry, many of our customers have experienced financial difficulties and have reduced their expenditures on capital equipment. The continued financial difficulties or failure of any of our major customers could result in a material decrease in our net sales.

There are risks associated with the convertible notes issued in connection with the XEL acquisition, the purchase of certain real estate assets and our private placement.

     We issued a total of $10.48 million in convertible promissory notes in connection with our acquisition of XEL. Through April 1, 2005, $7,250,000 of these notes has been converted into common stock, $350,000 has been forgiven as provided by the terms of the note, and $2,880,000 of the principal amount remains outstanding. The principal on the notes bears interest at 7% per annum, payable quarterly, and the entire outstanding principal becomes due and payable on February 5, 2006. The conversion price of the notes is $5.324 per share of our common stock. If a holder would receive net proceeds upon a sale of the underlying common stock in excess of what such holder would receive from us to liquidate the principal, we would expect that such holder would convert all or a portion of their note. If our common stock trades below the conversion price and continues to trade below that level, it would be more likely that we would have to pay the principal and accrued interest in cash on the maturity date of the notes. If we approach the maturity date without the holders converting their notes and if cash resources are insufficient to liquidate the notes, we may be forced to sell assets or seek additional equity or debt capital to satisfy our obligation.

     In connection with the June 2000 acquisition of our facility in Huntsville, Alabama, we entered into a loan agreement with Regions Bank to borrow up to $6 million to finance the purchase of the property and to make certain improvements thereon. In December 2000, we entered into a second agreement with Regions Bank to borrow an additional $500,000 to finance further improvements to the facility. The land and building are provided as collateral for amounts outstanding under these notes. In June 2004, the outstanding balances under the two loan agreements were combined under one note in the principal amount of approximately $3.78 million, which requires a monthly payment of $50,000 with a balloon payment of approximately $3.02 million due on February 1, 2006.

     In March 2005, we issued in a private placement $10,000,000 in principal amount of senior secured convertible notes and additional investment rights to purchase up to an aggregate of $5,000,000 in principal amount of additional senior secured convertible notes, which are exercisable at the option of the holders of such additional investment rights, and warrants to purchase shares of our common stock. The notes bear interest at a rate of six percent per annum payable each calendar quarter. Additionally, the notes must be repaid in $1,000,000 quarterly installments beginning on July 10, 2005 and ending October 10, 2007. Pursuant to the terms of the notes, we will have the option, subject to certain restrictions, to satisfy our interest and installment payment obligations under the notes by the delivery of shares of common stock. In the event that we do not obtain stockholder approval of, among other things, the issuance of the shares of common stock to be issued in connection with the notes and warrants by November 21, 2005, we will not have the option to make more than 50% of such payments in shares of common stock, and will make the remainder of such payments in cash in accordance with the terms of the notes. If, as of the end of each fiscal quarter during the period in which the notes are outstanding, we fail to maintain certain minimum working capital requirements, the holders of the notes may require us to make an additional installment payment under the notes which shall equal, at the option of each holder, such holder’s pro rata portion of one of the following: (1) the difference between (A) the unpaid principal, interest and any late charges then remaining under the notes and (B) 60% of our working capital amount, as determined in accordance with the terms of the notes, (2) $2,000,000 or (3) such lesser amount if reduced in accordance with the terms of the notes.

     While we anticipate that cash on hand and cash from operations will be sufficient to make the interest payments under these notes, we cannot assure you that our cash flow and capital resources will be sufficient for payment of principal on the notes in the future or that any such alternative methods to raise the necessary capital would be successful or would permit us to meet our obligations. Furthermore, these outstanding obligations may limit our ability to borrow or raise additional funds until the obligations are satisfied.

We are dependent on key personnel.

     Our future success will depend to a large extent on the continued contributions of our executive officers and key management, sales, and technical personnel. We are a party to agreements with our executive officers to help ensure the officer’s continual service in the event of a change-in-control. Each of our executive officers, and key management, sales and

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technical personnel would be difficult to replace. We implemented significant cost and staff reductions in recent years, which may make it more difficult to attract and retain key personnel. Additionally, our Vice President, Operations, has submitted his resignation effective as of April 1, 2005. The loss of the services of one or more of our executive officers or key personnel, or the inability to attract qualified personnel, could delay product development cycles or our relationships with customers and vendors.

We are dependent on key suppliers and the availability of components.

     We generally rely upon contract manufacturers to buy finished goods for certain product families and component parts that are incorporated into board assemblies used in our products. On-time delivery of our products depends upon the availability of components and subsystems used in our products. Currently, our third party sub-contractors and we depend upon suppliers to manufacture, assemble and deliver components in a timely and satisfactory manner. We have historically obtained several components and licenses for certain embedded software from single or limited sources. Our third party sub-contractors and we generally do not have any long-term contracts with such suppliers, other than software vendors. Additionally, we rely on original equipment manufacturers to produce some of our product lines. There can be no assurance that these suppliers will continue to be able and willing to meet our third party subcontractors’ and our requirements for any such components. Any significant interruption in the supply of, or degradation in the quality of, any such item would reduce our ability to fulfill customer orders, which could result in the loss of our existing customers or our inability to attract new customers. Additionally, any loss in a key supplier, increase in required lead times, increase in prices of component parts, interruption in the supply of any of these components, or the inability of us or our third party sub-contractor to procure these components from alternative sources at acceptable prices and within a reasonable time, could also delay our ability to fulfill customer orders.

     The loss of any of our outside contractors could cause a delay in our ability to fulfill orders while we identify a replacement contractor. Because the establishment of new manufacturing relationships involves numerous uncertainties, including those relating to payment terms, cost of manufacturing, adequacy of manufacturing capacity, quality control, and timeliness of delivery, we are unable to predict whether such relationships would be on terms that we would regard as satisfactory. Any significant disruption in our relationships with our manufacturing sources would have a material adverse effect on our business, financial condition and results of operations.

     Purchase orders from our customers frequently require delivery quickly after placement of the order. As we do not maintain significant component inventories, delay in shipment by a supplier could lead to lost sales. We use internal forecasts to manage our general materials and components requirements. Lead times for materials and components may vary significantly, and depend on factors such as specific supplier performance, contract terms and general market demand for components. If orders vary from forecasts, we may experience excess or inadequate inventory of certain materials and components, and suppliers may demand longer lead times, higher prices or termination of contracts. From time to time, we have experienced shortages and allocations of certain components, resulting in delays in fulfillment of customer orders. Such shortages and allocations may occur in the future, and could result in lost sales or our inability to attract new customers.

Our operating results are subject to significant quarter to quarter fluctuations.

     Historically, our sales are subject to quarterly and annual fluctuations. For example, sales to Nortel Networks during fiscal 2004 varied between quarters by as much as $2 million. Our ability to anticipate the timing of individual customer orders is limited. The large quarterly fluctuations in sales are due to a wide variety of factors, such as delay, cancellation or acceleration of customer projects, and other factors discussed below. Our sales for a given quarter may depend to a significant degree upon planned product shipments to a single customer, often related to specific equipment or service deployment projects. We have experienced both acceleration and slowdown in orders related to such projects, causing changes in the sales level of a given quarter relative to both the preceding and subsequent quarters.

     Delays or lost sales can be caused by other factors beyond our control, including late deliveries by the third party subcontractors we are using to outsource our manufacturing operations (as well as by other vendors of components used in a our products), changes in our customers’ implementation priorities, slower than anticipated growth in demand for the services that our products support and delays in obtaining regulatory approvals for new services and products. Delays and lost sales have occurred in the past and may occur in the future. We believe that sales in the past have been adversely impacted by merger activities by some of our top customers. In addition, we have experienced delays as a result of the need to modify our products to comply with unique customer specifications. These and similar delays or lost sales could materially adversely affect our revenues and cause our stock price to decline.

     Our backlog at the beginning of each quarter typically is not sufficient to achieve expected sales for that quarter. To achieve our sales objectives, we are dependent upon obtaining orders in a quarter for shipment in that quarter. Furthermore, our agreements with certain of our customers typically provide that they may change delivery schedules and cancel orders within specified timeframes, typically up to 30 days prior to the scheduled shipment date, without significant penalty. Our customers

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have in the past built, and may in the future build, significant inventory in order to facilitate more rapid deployment of anticipated major projects or for other reasons. Decisions by such customers to reduce their inventory levels could lead to reductions in purchases in certain periods. These reductions, in turn, could cause fluctuations in our operating results and could have an adverse effect on our business, financial condition and results of operations in the periods in which the inventory is reduced.

Operating results may also fluctuate due to a variety of factors, particularly:

•	delays in new product introductions;

•	market acceptance of new or enhanced versions of our products;

•	changes in the product or customer mix of sales;

•	changes in the level of operating expenses;

•	competitive offerings and pricing actions;

•	the gain or loss of significant customers;

•	increased research and development and sales and marketing expenses associated with new product introductions;

•	long sales cycles for our products; and

•	general economic conditions.

        All of the above factors are difficult for us to forecast, and these or other factors can materially and adversely affect our business, financial condition and results of operations for one quarter or a series of quarters. Our expense levels are based in part on our expectations regarding future sales and are fixed in the short term to a certain extent. Therefore, we may be unable to adjust spending in a timely manner to compensate for any unexpected shortfall in sales. There can be no assurance that we will be able to achieve profitability on a quarterly or annual basis. In addition, we have had in the past, and may have in the future, quarterly operating results below the expectations of public market analysts and investors. In such event, the price of our common stock would likely be materially and adversely affected.

Our stock price has and may continue to be subject to large fluctuations.

        The trading price of our common stock has been and may continue to be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, announcements of technological innovations or new products by us or our competitors, developments with respect to patents or proprietary rights, general conditions in the telecommunication network access and equipment industries, changes in earnings estimates by analysts, or other events or factors. In addition, the stock market has experienced extreme price and volume fluctuations, which have particularly affected the market stock prices of many technology companies and which have often been unrelated to the operating performance of such companies. Specific factors applicable to us or broad market fluctuations may materially adversely affect the market price of our common stock.

The telecommunications equipment market is highly competitive with intense price pressure.

        The market for telecommunications network access equipment addressed by our Larscom, 3000 Series and 8000 Series IADs, AS2000, WANsuite and XEL product families is highly competitive, with intensive equipment price pressure. This market is subject to rapid technological change, wide-ranging regulatory requirements and the entrance of low cost competitors. The market for our PRISM and Miniplex product lines, which are based on older technology, has declined over the long term, and we expect it to experience further decline.

        Industry consolidation could lead to competition with fewer, but stronger competitors. In addition, advanced termination products are emerging, which represent both new market opportunities, as well as a threat to our current products. Furthermore, basic line termination functions are increasingly being integrated by competitors, such as Cisco Systems, Lucent Technologies, Inc. and Nortel Networks, into other equipment such as routers and switches. To the extent that current or potential competitors can expand their current offerings to include products that have functionality similar to our products and planned products, the sales and market share for our products may decline.

        In addition, our products compete primarily with Adtran, Kentrox, Cisco Systems, Alcatel, RAD, Telco Systems, ADC, Charles Industries, General Datacomm, GoDigital Networks, Fujitsu, Lucent Technologies, Quick Eagle Networks and Paradyne. As a result of our acquisition of Larscom, we compete to a lesser extent with other telecommunications equipment

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companies. Cisco Systems, Lucent Technologies and Alcatel are three of the largest communications equipment companies in the world. Many of our current and potential competitors have substantially greater technical, financial, manufacturing, distribution and marketing resources than us. In addition, many of our competitors have long-established relationships with network service providers. There can be no assurance that we will have the financial resources, technical expertise, manufacturing, marketing, distribution and support capabilities to compete successfully in the future.

The telecommunications equipment market was in an extended downturn and recovery may be delayed.

     The downturn in the United States economy and the rapid and severe downturn for the domestic telecommunications industry, beginning in late 2000, negatively affected demand for our products. In addition to the deteriorating domestic economic environment, the worldwide telecommunications market also experienced reduced demand. This decreased demand has led to unpredictable and revised order forecasts from some of our customers. The unfavorable financial positions of many of our customers resulting from the prolonged downturn in the telecommunications industry may delay any recovery in orders for our products relative to a general recovery in the United States and global economies, and any such recover may not occur at all.

The telecommunications equipment market is subject to rapid technological change.

     The network access and telecommunications equipment markets are characterized by rapidly changing technologies and frequent new product introductions. The rapid development of new technologies increases the risk that current or new competitors could develop products that would reduce the competitiveness of our products. Our success will depend to a substantial degree upon our ability to respond to changes in technology and customer requirements. We may not be able to achieve timely selection, development and marketing of new products and enhancements on a cost-effective basis. The development of new, technologically advanced products is a complex and uncertain process, requiring high levels of innovation. We may need to supplement our internal expertise and resources with specialized expertise or intellectual property from third parties to develop new products, which may not be available to us on favorable terms or at all. The development of new products for the WAN access market requires competence in the general areas of telephony, data networking, network management and wireless telephony as well as specific technologies such as DSL, ISDN, Frame Relay, ATM and IP. There can be no assurance that we will continue to develop the necessary competence in these areas.

     Furthermore, the communications industry is characterized by the need to design products that meet industry standards for safety, emissions and network interconnection. With new and emerging technologies and service offerings from network service providers, such standards are often changing or unavailable. As a result, there is a potential for product development delays due to the need for compliance with new or modified standards. The introduction of new and enhanced products also requires that we manage transitions from older products in order to minimize disruptions in customer orders, avoid excess inventory of old products and ensure that adequate supplies of new products can be delivered to meet customer orders. In the past, some of our newly-introduced products have not met our sales expectations. There can be no assurance that we will be successful in developing, introducing or managing the transition to new or enhanced products, or that any such products will be responsive to technological changes or will gain market acceptance.

     As a result of the Larscom acquisition, our business could be materially and adversely affected by shifts in the use of technology common throughout the industry today. Three shifts affecting Larscom’s products and industry are: the integration of CSU/DSU technology into routers and switches, a move from T1/E1 services to more Ethernet-based services and the increase in demand for more managed, customer-premise-based services. The failure to accommodate these shifts in technology could impact sales of our products and have a material adverse affect on our business and operating results.

The telecommunications equipment market requires regulatory compliance and compliance with evolving standards.

     The market for our products is characterized by the need to meet a significant number of communications regulations and standards, some of which are evolving as new technologies are deployed. In the U.S., our products must comply with various regulations defined by the Federal Communications Commission and standards established by Underwriters Laboratories and Bell Communications Research. For some public carrier services, installed equipment does not fully comply with current industry standards, and this noncompliance must be addressed in the design of our products. Standards for new services such as Voice over IP, Frame Relay, performance monitoring services and DSL have evolved, such as the G.SHDSL standard. As standards continue to evolve, we will be required to modify our products or develop and support new versions of our products. The failure of our products to comply, or delays in compliance, with the various existing and evolving industry standards could delay introduction of our products, which could cause our stock price to decline.

7.

There are risks associated with sales in international markets.

     We have limited experience in the international markets, but with the acquisition of the IAD products from Polycom in January 2003, we began expanding sales of our products outside of North America and are entering certain international markets, which will require significant management attention and financial resources. Conducting business outside of North America is subject to certain risks, including longer payment cycles, unexpected changes in regulatory requirements and tariffs, difficulties in staffing and managing foreign operations, greater difficulty in accounts receivable collection and potentially adverse tax consequences. To the extent any of our sales are denominated in foreign currency, our sales and results of operations may also be directly affected by fluctuations in foreign currency exchange rates. In order to sell our products internationally, we must meet standards established by telecommunications authorities in various countries, as well as recommendations of the Consultative Committee on International Telegraph and Telephony. A delay in obtaining, or the failure to obtain, certification of our products in countries outside the United States could delay or preclude our marketing and sales efforts in such countries, which could cause the sales of our products to fall short of expectations and result in a decline in our stock price.

Evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty.

     Changing laws, regulations and standard relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq National Market rules are creating uncertainty for public companies. We continually evaluate and monitor developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs. These new or changed laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

     We are committed to maintaining high standards of corporate governance and public disclosure. As a result, we have invested resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and we may be harmed.

Risks Related to our Intellectual Property

The telecommunications equipment market is subject to third party claims of infringement.

     The network access and telecommunications equipment industries are characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. From time to time, third parties may assert exclusive patent, copyright, trademark and other intellectual property rights to technologies that are important to us. We have not conducted a formal patent search relating to the technology used in our products, due in part to the high cost and limited benefits of a formal search. In addition, since patent applications in the United States are not publicly disclosed until the related patent is issued and foreign patent applications generally are not publicly disclosed for at least a portion of the time that they are pending, applications may have been filed which, if issued as patents, could relate to our products. Software comprises a substantial portion of the technology in our products. The scope of protection accorded to patents covering software-related inventions is evolving and is subject to a degree of uncertainty which may increase the risk and cost to us if we discover third party patents related to our software products or if such patents are asserted against us in the future. Patents have been granted recently on fundamental technologies in software, and patents may be issued which relate to fundamental technologies incorporated into our products.

     We may receive communications from third parties asserting that our products infringe or may infringe the proprietary rights of third parties. In our distribution agreements, we typically agree to indemnify our customers for any expenses or liabilities resulting from claimed infringements of patents, trademarks or copyrights of third parties. In the event of litigation to determine the validity of any third-party claims, such litigation, whether or not determined in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel from productive tasks. In the event of an adverse ruling in such litigation, we might be required to discontinue the use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses from third parties. There can be no assurance that licenses from third parties would be available on acceptable terms, if at all. In the event of a successful claim

8.

against us and the failure of us to develop or license a substitute technology, our business, financial condition and results of operations could be materially adversely affected.

There are limitations on our ability to protect our intellectual property.

        We rely upon a combination of patent, trade secret, copyright, and trademark laws and contractual restrictions to establish and protect proprietary rights in our products and technologies. We have been issued certain U.S. and Canadian patents with respect to limited aspects of our single purpose network access technology. We have not obtained significant patent protection for our Access System or WANsuite technologies. There can be no assurance that third parties have not or will not develop equivalent technologies or products without infringing our patents or that a court having jurisdiction over a dispute involving such patents would hold our patents valid, enforceable and infringed. We also typically enter into confidentiality and invention assignment agreements with our employees and independent contractors, and non-disclosure agreements with our suppliers, distributors and appropriate customers so as to limit access to and disclosure of our proprietary information. There can be no assurance that these statutory and contractual arrangements will deter misappropriation of our technologies or discourage independent third-party development of similar technologies. In the event such arrangements are insufficient, our business, financial condition and results of operations could be materially adversely affected. The laws of certain foreign countries in which our products are or may be developed, manufactured or sold may not protect our products or intellectual property rights to the same extent as do the laws of the United States and thus, make the possibility of misappropriation of our technology and products more likely.

Risks Related to the Private Placement and the Offering

The Company’s indebtedness and debt service obligations may adversely affect its cash flow.

        Should we be unable to satisfy our interest and installment payment obligations under the senior secured convertible notes issued pursuant to the private placement by the payment of shares of common stock, we will be required to pay those obligations in cash. If we are unable to generate sufficient cash to meet these obligations, we may have to restructure or severally limit our operations.

Our indebtedness could have significant additional negative consequences, including, but not limited to:

•	requiring the dedication of a substantial portion of our expected cash flow from operations to service the indebtedness, thereby reducing the amount of expected cash flow available for other purposes, including capital expenditures;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing;

•	limiting our flexibility to plan for, or react to, changes in its business and the industry in which it competes; and

•	placing us at a possible competitive disadvantage to competitors with less debt obligations and competitors that have better access to capital resources.

Issuance of the shares of common stock upon conversion or repayment of senior secured convertible notes, payment of interest, and exercise of warrants will dilute the ownership interest of existing stockholders and could adversely affect the market price of our common stock.

        In connection with the private placement, we may issue shares of common stock to the investors (i) upon conversion of some or all of the senior secured convertible notes, (ii) in satisfaction of our installment obligations under the notes, in lieu of cash payments, (iii) in satisfaction of our interest obligations under the notes, in lieu of cash payments, and (iv) upon exercise of the warrants. Any of these issuances will dilute the ownership interests of existing stockholders. Any sales in the public market of this common stock could adversely affect prevailing market prices of the common stock. In addition, the existence of these notes and warrants may encourage short selling by market participants.

The senior secured convertible notes are secured by substantially all of our assets.

        The investors in our private placement received a security interest in and a lien on substantially all of our assets, including our existing and future accounts receivable, cash, general intangibles (including intellectual property) and equipment. As a result of this security interest and lien, if we fail to meet our payment or other obligations under the notes, the investors would be entitled to foreclose on and liquidate substantially all of our assets. Under those circumstances, we may not have

9.

sufficient funds to service our day-to-day operational needs. Any foreclosure by the investors in the private placement would have a material adverse effect on our financial condition.

The senior secured convertible notes provide that upon the occurrence of various events of default and change of control transactions, the holders would be entitled to require us to redeem the notes for cash, which could leave us with little or no working capital for operations or capital expenditures.

     The senior secured convertible notes allow the holders thereof to require redemption of the notes upon the occurrence of various events of default, such as the termination of trading of our common stock on the Nasdaq National Market, or specified change of control transactions. In such a situation, we may be required to redeem all or part of the notes, including any accrued interest and penalties, within 5 business days after receipt of a demand for such redemption. Some of the events of default include matters over which we may have some, little or no control. If an event of default or a change of control occurs, we may be unable to pay the full redemption price in cash. Even if we were able to pay the redemption price in cash, any such redemption could leave us with little or no working capital for our business. We have not established a sinking fund for payment of our obligations under the notes, nor do we anticipate doing so.

If we cannot obtain the required stockholder approval to issue common stock in satisfaction of our interest and installment obligations under the senior secured convertible notes, we must satisfy at least 50% of these obligations in cash.

     Stockholder approval will be required for us to make certain interest and installment payments under the senior secured convertible notes with shares of common stock. In the event that stockholder approval is not obtained, we will not have the option of making more than 50% of such payments in shares of common stock, and the remainder of such payments will be made in cash in accordance with the terms of the notes. Any such payments could leave us with insufficient working capital for our business.

10.

USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders. We will bear all expenses incident to the registration of the shares of common stock under federal and state securities laws other than expenses incident to the delivery of the shares to be sold by the selling stockholders. Any transfer taxes payable on any such shares and any commission and discounts payable to underwriters, agents or dealers will be paid by the selling stockholders.

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SELLING STOCKHOLDERS

     The shares of common stock being offered by the selling stockholders are issuable upon conversion of the senior secured convertible notes, as principal and interest payments on the notes and upon exercise of the warrants. For additional information regarding the issuance of those convertible notes and warrants, see “Prospectus Summary – Private Placement” above. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except for the ownership of the senior secured convertible notes, the warrants and the additional investment rights issued pursuant to the securities purchase agreement, the selling stockholders have not had any material relationship with us within the past three years.

     The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of the convertible notes and warrants, as of April 8, 2005, assuming conversion of all convertible notes and exercise of the warrants held by the selling stockholders on that date, without regard to any limitations on conversions or exercise.

     The third column lists the shares of common stock being offered by this prospectus by each selling Stockholder.

     In accordance with the terms of a registration rights agreement among the Company and the selling stockholders, this prospectus generally covers the resale of at least 150% of the sum of (i) the number of shares of common stock issuable as interest on the convertible notes based upon certain assumptions, (ii) the number of shares of common stock issuable upon conversion of the convertible notes as of the trading day immediately preceding the date the registration statement is initially filed with the SEC and (iii) the number of shares of common stock issuable upon exercise of the warrants as of the trading day immediately preceding the date the registration statement is initially filed with the SEC. Because the conversion price of the convertible notes may be adjusted, the interest payable on the convertible notes may be adjusted and the exercise price of the warrants may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

     Under the terms of the convertible notes and the warrants, a selling stockholder may not convert the convertible notes or exercise the warrants to the extent such conversion or exercise would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% (or if the selling stockholder gives notice to such effect in accordance with the terms of the notes or warrants, 9.99%) of our then outstanding shares of common stock following such conversion or exercise, excluding for purposes of such determination shares of common stock issuable upon conversion of the convertible notes that have not been converted and upon exercise of the warrants and additional investment rights that have not been exercised. The number of shares in the second column does not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

		Maximum Number of Shares
	Number of Shares Owned	to be Sold Pursuant	Number of Shares Owned
Name of Selling Stockholder	Prior to Offering	to this Prospectus	After Offering
Portside Growth & Opportunity Fund (1)	2,699,388	2,699,388	0

Smithfield Fiduciary LLC (2)	674,847	674,847	0

D.B. Zwirn Special Opportunities Fund, L.P. (3)	674,847	674,847	0

Provident Premier Master Fund, Ltd. (4)	674,847	674,847	0

Langley Partners, L.P. (5)	674,847	674,847	0

JGB Capital L.P. (6)	1,349,694	1,349,694	0

(1)	Ramius Capital Group, LLC (“Ramius Capital”) is the investment adviser of Portside Growth and Opportunity Fund (“Portside”) and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the shares held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S& Co., LLC, the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any

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shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.

(2)	Highbridge Capital Management, LLC (“Highbridge”), is the trading manager of Smithfield Fiduciary LLC (“Smithfield”) and consequently has voting control and investment discretion over the shares of common stock held by Smithfield. Glenn Dubin and Henry Swieca control Highbridge. Each of Highbridge and Messrs. Dubin and Swieca disclaims beneficial ownership of the shares held by Smithfield.

(3)	D.B. Zwirn & Co., L.P. is the trading manager of D.B. Zwirn Special Opportunities Fund, L.P. Daniel B. Zwirn controls Zwirn Holdings, LLC, which in turn is the managing member of and thereby controls DBZ GP, LLC, which in turn is the general partner of and thereby controls D.B. Zwirn & Co., L.P. The foregoing should not be constructed in and of itself as an admission by any reporting person as to beneficial ownership of shares of Common Stock owned by another reporting person.

(4)	The Investment Advisor to Provident Premier Master Fund, Ltd. (“Provident”) is Gemini Investment Strategies, LLC. The Managing Members of Gemini Investment Strategies, LLC are Steven W. Winters and Richard S. Yakomin. As such, Messrs. Winters and Yakomin may be deemed beneficial owners of the shares. Messrs. Winters and Yakomin, however, disclaim beneficial ownership of such shares. In addition, Messrs. Winters and Yakomin share voting and dispositive power over the securities held by Provident.

(5)	Langley Capital, LLC is the general partner of Langley Partners, L.P., and Jeffrey Thorp is the sole managing member of Langley Capital, LLC. Each of Langley Capital, LLC and Jeffrey Thorp may be deemed to beneficially own the shares of our common stock owned by Langley Partners, L.P.

(6)	Brett F. Cohen, President of JGB Management, Inc., General Partner of JGB Capital L.P. (“JGB Capital”), exercises on behalf of JGB Capital voting and dispositive power with respect to the shares of Common Stock registered hereby for the account of JGB Capital.

13.

PLAN OF DISTRIBUTION

     We are registering the shares of common stock issuable upon conversion of the senior secured convertible notes, upon exercise of the warrants and in payment of interest on the senior secured convertible notes to permit the resale of these shares of common stock by the holders of the convertible notes and warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

     The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of Common Stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

     If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of Common Stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of Common Stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of Common Stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of Common Stock short and deliver shares of Common Stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of Common Stock to broker-dealers that in turn may sell such shares.

14.

     The selling stockholders may pledge or grant a security interest in some or all of the convertible notes, warrants or shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended (or the Securities Act), amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of Common Stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

     The selling stockholders and any broker-dealer participating in the distribution of the shares of Common Stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of Common Stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of Common Stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

     Under the securities laws of some states, the shares of Common Stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of Common Stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

     There can be no assurance that any selling stockholder will sell any or all of the shares of Common Stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

     The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of Common Stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of Common Stock to engage in market-making activities with respect to the shares of Common Stock. All of the foregoing may affect the marketability of the shares of Common Stock and the ability of any person or entity to engage in market-making activities with respect to the shares of Common Stock.

     We will pay all expenses of the registration of the shares of Common Stock pursuant to the registration rights agreement; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. We may indemnify the selling stockholders against certain liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders may be entitled to contribution. We may be indemnified by the selling stockholders against certain civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

     Once sold under the registration statement, of which this prospectus forms a part, the shares of Common Stock will be freely tradable in the hands of persons other than our affiliates.

15.

LEGAL MATTERS

     For the purpose of this offering, Cooley Godward LLP, Broomfield, Colorado has given an opinion of the validity of the common stock offered by this prospectus.

EXPERTS

     The financial statements incorporated in this Prospectus by reference to Verilink’s Annual Report on Form 10-K for the year ended July 2, 2004 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to Verilink’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of Larscom Incorporated in this Prospectus by reference to Larscom’s Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to Larscom’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

16.

WHERE YOU CAN FIND MORE INFORMATION ABOUT THE COMPANY AND THIS OFFERING

     You should rely only on the information provided or incorporated by reference in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.

     We are a reporting company and we file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the SEC a resale registration statement on Form S-3 under the Securities Act to register the shares of common stock offered by this prospectus. However, this prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and the securities offered under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. You may read and copy the registration statement, as well as our reports, proxy statements and other information, at the SEC’s public reference rooms at 450 Fifth Street, N.W., in Washington, DC. You can request copies of these documents by contacting the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference rooms. Our SEC filings are also available at the SEC’s website at www.sec.gov. In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

     The SEC allows us to “incorporate by reference” the information contained in documents that we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, any filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date we filed the registration statement of which this prospectus is a part and before the effective date of the registration statement and any future filings we will make with the SEC under those sections.

     The following documents filed with the SEC are incorporated by reference in this prospectus:

1.	Annual Report on Form 10-K for the year ended July 2, 2004;

2.	Quarterly Report on Form 10-Q for the quarter ended October 1, 2004;

3.	Quarterly Report on Form 10-Q for the quarter ended December 31, 2004;

4.	Current Report on Form 8-K filed on August 11, 2004, as amended;

5.	Current Report on Form 8-K filed on September 1, 2004;

6.	Current Report on Form 8-K filed on September 8, 2004;

7.	Current Report on Form 8-K filed on October 15, 2004;

8.	Current Report on Form 8-K filed on October 27, 2004; *

9.	Current Report on Form 8-K filed on November 19, 2004;

10.	Current Report on Form 8-K filed on December 7, 2004;

11.	Current Report on Form 8-K filed on December 10, 2004;

12.	Current Report on Form 8-K filed on December 17, 2004;

13.	Current Report on Form 8-K filed on December 30, 2004;

14.	Current Report on Form 8-K filed on February 11, 2005;

15.	Current Report on Form 8-K filed on March 21, 2005;

17.

16.	Larscom’s historical financial statements included in the joint proxy statement/prospectus, dated June 24, 2004, included in our Registration Statement on Form S-4 (SEC File No. 333-116472) by incorporation by reference to Larscom’s Annual Report on Form 10-K for the year ended December 31, 2003, as amended by Form 10-K/A;

17.	The description of our common stock that is contained in our Registration Statement on Form 8-A dated June 7, 1996, filed under the Exchange Act, including any amendment or report filed for the purpose of updating such description; and

18.	The description of our Preferred Share Purchase Rights that is contained in our Registration Statement on Form 8-A dated December 6, 2001, filed under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

You may request copies of these documents, at no cost, by writing us at: Verilink Corporation, 11551 E. Arapahoe Rd., Suite 150, Centennial, CO 80112, Attention: Investor Relations, or by telephoning us at (303) 968-3000.

* This report contains information furnished to the SEC under Item 2.02 of Form 8-K which, pursuant to General Instruction B(6) of Form 8-K, is not deemed to be “filed” for purposes of Section 18 of the Exchange Act and we are not subject to the liabilities imposed by that section. We are not incorporating and will not incorporate by reference into this prospectus past or future information or reports furnished or that will be furnished under Items 2.02 and/or 7.01 of Form 8-K.

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WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. YOU SHOULD NOT RELY ON ANY UNAUTHORIZED INFORMATION. THIS PROSPECTUS DOES NOT OFFER TO SELL OR BUY ANY SHARES IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL. THE INFORMATION IN THIS PROSPECTUS IS CURRENT AS OF THE DATE ON THE COVER.

6,748,470 Shares of Common Stock

VERILINK CORPORATION

Common Stock

Prospectus

April 18, 2005